SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
August 2, 2005
INFINEON TECHNOLOGIES AG
St.-Martin-Strasse 53
D-81541 Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

      This Report on Form 6-K dated August 2, 2005 contains the quarterly report of Infineon Technologies AG for the Company’s third quarter results of the 2005 financial year.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: August 2, 2005	By:	/s/ Wolfgang Ziebart

Dr. Wolfgang Ziebart
Chairman, President and Chief Executive Officer

	By:	/s/ Peter J. Fischl

Peter J. Fischl
Chief Financial Officer

INFINEON TECHNOLOGIES AG
QUARTERLY REPORT
FOR THE THREE AND NINE MONTHS ENDED
JUNE 30, 2005

i

OVERVIEW OF FINANCIAL RESULTS
Third Quarter of the 2005 Financial Year

•	Revenues of Euro 1.61 billion in the third quarter were stable compared to the second quarter, reflecting increased revenues of the Memory Products segment, offset by reduced revenues in the Communication and the Automotive, Industrial and Multimarket segments.

•	Third quarter EBIT loss included charges of Euro 81 million, primarily in connection with the planned phase-out of production at the company’s Munich-Perlach facility and impairment charges in the Communication segment; third quarter EBIT loss increased to Euro 234 million from Euro 117 million in the prior quarter. Second quarter EBIT was negatively impacted by a net aggregate charge of Euro 74 million resulting primarily from reorganization measures in the Communication segment.

•	Net loss in the third quarter was Euro 240 million compared to a net loss of Euro 114 million in the prior quarter.

•	Total revenues for the first nine months of the 2005 financial year were Euro 5.03 billion, down 3 percent from Euro 5.20 billion in the same period last year. EBIT loss in the first nine months of the 2005 financial year was Euro 140 million, compared with positive Euro 143 million in the same period last year. Net loss for the first nine months amounted to Euro 212 million, compared to net income of Euro 17 million in the same period last year.
      For the third quarter of the 2005 financial year, Infineon Technologies AG reported a stable overall development of revenues. The company ended its third quarter of the 2005 financial year with revenues of Euro 1,606 million, unchanged sequentially and a decrease of 16 percent year-on-year. Revenues of the Memory Products segment increased in the third quarter, primarily as a result of an approximate 45 percent bit-shipment growth, which more than offset a price-per-bit decline of approximately 30 percent compared to the previous quarter. In the Communication segment, revenues in the wireline business were stable in the third quarter, whereas demand for baseband components continued to decline. In the Automotive, Industrial and Multimarket segment, slight improvements in revenues of the automotive and industrial businesses could not fully offset further deterioration in the security and chip-card business.
      Sequential EBIT loss increased significantly. The EBIT loss increase was mainly driven by significantly lower price levels in the Memory Products segment compared to the previous quarter, as well as continuous pricing pressure primarily in the security and chip-card businesses. In addition, EBIT was negatively impacted by charges of Euro 81 million, primarily in connection with the planned phase-out of production at the company’s Munich-Perlach facility and impairment charges in the Communication segment. Second quarter EBIT was negatively impacted by a net aggregate charge of Euro 74 million resulting primarily from reorganization measures in the Communication segment.
      Net loss amounted to Euro 240 million in the third quarter of the 2005 financial year, compared to net loss of Euro 114 million in the previous quarter and Euro 56 million in the same quarter last year.
      Basic and diluted loss per share increased to Euro 0.32 in the third quarter of the 2005 financial year, from Euro 0.15 in the previous quarter and Euro 0.08 in the same quarter last year.
Business Groups’ 2005 Third Quarter Performance and Outlook
      Infineon began to report its financial position and results of operations in accordance with its new organizational structure during the second quarter of the 2005 financial year. The former Mobile business and Wireline Communication segment were combined into the new Communication segment to align the company’s structure with market developments. At the same time, the company’s security and chip-card activities and the ASIC & Design Solutions business were integrated into the extended Automotive, Industrial and Multimarket segment. The results of periods prior to the second quarter of the 2005 financial year have been reclassified to conform to the new presentation.
Revenues
      Segment revenue developments during the third quarter of the 2005 financial year as compared to the previous quarter and the third quarter of the 2004 financial year were as follows:
      The Automotive, Industrial and Multimarket segment’s third quarter revenues were Euro 625 million, decreasing 1 percent sequentially and 7 percent year-on-year. The slight decrease in revenues when compared to the previous quarter was mainly due to higher than expected pricing pressure in the security and chip-card business, primarily caused by a rapid decline of market demand during the third quarter. Despite strong pricing pressure in the industrial business, revenues in the company’s automotive and industrial businesses increased slightly.

Third Quarter net sales by Segments (in million Euro)	Communication’s revenues decreased to Euro 314 million in the third quarter, down 5 percent from the previous quarter and 25 percent year-on-year. The sequential revenue decrease was primarily due to a further decline in demand from some customers for baseband components, as well as continued pricing pressure. In the company’s wireline business, revenues were stable in the third quarter of the 2005 financial year compared to the second quarter.

     The Memory Products segment’s third quarter revenues were Euro 659 million, an increase of 4 percent sequentially and a decrease of 19 percent year-on-year. Despite a significant price-per-bit decline of approximately 30 percent compared to the previous quarter, sequential revenues in the Memory Products segment increased in the third quarter of the 2005 financial year as a result of an approximate 45 percent bit-shipment growth and weakening of the Euro compared to the US dollar.

Third quarter revenues in the Other Operating Segments were Euro 3 million, a decrease from revenues of Euro 4 million in the prior quarter, but an increase from revenues of Euro 1 million in the same quarter last year.
Earnings
      EBIT developments during the third quarter of the 2005 financial year as compared to the previous quarter and the third quarter of the 2004 financial year were as follows:
      The Automotive, Industrial and Multimarket segment’s third quarter EBIT decreased to Euro 23 million from Euro 36 million in the previous quarter and Euro 74 million year-on-year. The sequential EBIT decline resulted primarily from very strong pricing pressure in the security and chip-card business, which was not fully offset by productivity measures. In addition, EBIT was negatively impacted by costs related to product transfer in connection with the planned phase-out of production at Munich-Perlach and the investment in the new production site in Kulim, Malaysia.
      The Communication segment’s EBIT loss decreased to Euro 88 million during the third quarter, from a loss of Euro 142 million in the previous quarter and positive Euro 2 million year-on-year. The sequential EBIT loss decline was primarily due to a reduction of idle capacity costs, lower inventory charges, and lower expenses in research and development, which resulted from the successful implementation of efficiency programs initiated in the second quarter. Second-quarter EBIT included a net charge of Euro 44 million, resulting primarily from the reorganization of certain communication businesses. Third quarter EBIT was negatively impacted by impairment charges of Euro 37 million.
      The Memory Products segment’s third quarter EBIT results decreased to a loss of Euro 125 million from positive Euro 17 million in the previous quarter and a loss of Euro 50 million year-on-year. The sequential EBIT decrease resulted primarily from greater than anticipated price erosion compared to the previous quarter, and ramp-up costs for the 300-millimeter production facility in Richmond, which could not be fully offset by the significant productivity improvements during the quarter. Third quarter EBIT was negatively impacted by a charge of Euro 9 million related primarily to impairment charges.
      Other Operating Segments’ third quarter EBIT amounted to a loss of Euro 1 million, compared to positive Euro 11 million in the previous quarter and a loss of Euro 9 million in the third quarter of the 2004 financial year. EBIT results during the previous quarter were positively impacted by a gain of Euro 13 million realized on the sale of Infineon’s venture capital activities, which did not recur in the current quarter.
      In Corporate and Reconciliation, EBIT loss in the third quarter increased to Euro 43 million from losses of Euro 39 million and Euro 15 million in the prior quarter and third quarter of fiscal year 2004, respectively. The sequential EBIT loss increased in the third quarter of the 2005 financial year compared to the previous quarter, mainly due to charges of Euro 35 million, resulting primarily from the restructuring activities in connection with the planned phase-out of production at the Munich-Perlach facility.
Expenses
      Expenditures for Research and Development in the third quarter totaled Euro 320 million, decreasing sequentially from Euro 354 million, primarily due to a decrease in research and development expenses in the Automotive, Industrial and Multimarket, and Memory Products segments. As a percentage of revenues, research and development expenses decreased sequentially to 20 percent of revenues from 22 percent of revenues.
      Expenses for SG&A (Selling, General & Administrative) in the third quarter remained relatively unchanged at Euro 157 million or 10 percent of revenues, in comparison to Euro 164 million or 10 percent of revenues in the prior quarter.
Liquidity
      Free cash flow, representing cash flow from operating and investing activities excluding purchases or sales of marketable securities, improved significantly in the third quarter of the 2005 financial year to a net outflow of Euro 12 million from a net outflow of Euro 197 million in the previous quarter. The primary reasons for the improvement were higher cash flow from operations, which increased from Euro 164 million in the previous quarter, to Euro 202 million in the third quarter of the 2005 financial year, and cash flow from investing activities excluding purchases or sales of marketable securities, which improved from an outflow of Euro 361 million in the previous quarter, to an outflow of Euro 214 million in the third quarter of the 2005 financial year, primarily as a result of a sequential decrease in cash used for purchases of property, plant and equipment. Gross cash position as of June 30, 2005, representing cash and cash equivalents and marketable securities, remained relatively unchanged at Euro 2.3 billion when compared to the previous quarter. In addition, net cash position, defined as gross cash position less short and long-term debt, slightly decreased sequentially from Euro 332 million to Euro 312 million as of the end of the third quarter of the 2005 financial year.

Outlook for the Fourth Quarter of the 2005 Financial Year
      In the Automotive, Industrial and Multimarket segment, Infineon expects stable revenues and EBIT for the fourth quarter. Benefits are anticipated from seasonal strengths in its automotive and industrial businesses. However, the company anticipates no improvement in the security and chip-card business during the fourth quarter and will continue to focus on productivity improvements. The planned phase-out of production at Munich-Perlach and start-up costs for the new production site in Kulim, Malaysia will negatively impact EBIT through the end of calendar year 2006.
      In the fourth quarter of the 2005 financial year, the company expects revenues of its Communication segment to remain stable or slightly increase compared to the third quarter. The company expects the segment’s EBIT loss to remain stable or decrease slightly compared to the EBIT loss excluding impairment charges in the third quarter of the 2005 financial year.
      In its Memory Products segment, Infineon expects a further increase in memory loads per system and worldwide demand for memory products, as well as only moderate growth of supply in the industry due to capacity shifts to non-DRAM products by some of the company’s competitors in the fourth quarter of the 2005 financial year. As a consequence, the company anticipates a rather balanced supply and demand environment in the market, facilitating price stability during the quarter. In addition, the company expects to gain further market share with its bit shipments further increasing at a rate above market growth, as a result of constantly increasing capacities at the company’s joint venture and foundry partners and due to the start of ramp-up of the 300-millimeter production facility in Richmond. The company will continue to focus on the diversification of its memory product portfolio with the goal to improve margins and reduce price volatility.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)
For the three months ended June 30, 2004 and 2005
(in millions, except for per share data)

	June 30,	June 30,	June 30,
	2004	2005	2005

	(€ millions)	(€ millions)	($ millions)
Net sales:
Third parties	1,663	1,396	1,689
Related parties	245	210	254

Total net sales	1,908	1,606	1,943

Cost of goods sold	1,213	1,347	1,630

Gross profit	695	259	313

Research and development expenses	308	320	387
Selling, general and administrative expenses	194	157	190
Restructuring charges	5	30	36
Other operating expense, net	183	24	29

Operating income (loss)	5	(272)	(329)

Interest (expense) income, net	(24)	9	11
Equity in earnings of associated companies	—	18	22
Other non-operating (expense) income, net	(6)	22	26
Minority interests	3	(2)	(2)

Loss before income taxes	(22)	(225)	(272)

Income tax expense	(34)	(15)	(18)

Net loss	(56)	(240)	(290)

Basic and diluted loss per share	(0.08)	(0.32)	(0.39)

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)
For the nine months ended June 30, 2004 and 2005
(in millions, except for share data)

	June 30,	June 30,	June 30,
	2004	2005	2005

	(€ millions)	(€ millions)	($ millions)
Net sales:
Third parties	4,447	4,320	5,226
Related parties	755	708	857

Total net sales	5,202	5,028	6,083

Cost of goods sold	3,432	3,636	4,399

Gross profit	1,770	1,392	1,684

Research and development expenses	888	1,003	1,214
Selling, general and administrative expenses	544	483	584
Restructuring charges	15	55	67
Other operating expense, net	182	59	71

Operating income (expense)	141	(208)	(252)

Interest (expense) income, net	(55)	14	17
Equity in earnings of associated companies	5	44	53
Other non-operating (expense) income, net	(10)	21	26
Minority interests	7	3	4

Income (loss) before income taxes	88	(126)	(152)

Income tax expense	(71)	(86)	(104)

Net income (loss)	17	(212)	(256)

Basic and diluted earnings (loss) per share	0.02	(0.28)	(0.34)

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Balance Sheets
September 30, 2004 and June 30, 2005

	September 30,	June 30,	June 30,
	2004	2005	2005

	(€ millions)	(€ millions)	($ millions)
		(Unaudited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	608	918	1,111
Marketable securities	1,938	1,466	1,773
Trade accounts receivable, net	1,056	870	1,053
Inventories	960	960	1,161
Deferred income taxes	140	136	165
Other current assets	590	565	683

Total current assets	5,292	4,915	5,946

Property, plant and equipment, net	3,587	3,855	4,664
Long-term investments, net	708	745	901
Restricted cash	109	89	108
Deferred income taxes	541	525	635
Other assets	627	566	685

Total assets	10,864	10,695	12,939

Liabilities and shareholders’ equity:
Current liabilities:
Short-term debt and current maturities	571	548	663
Trade accounts payable	1,098	1,023	1,238
Accrued liabilities	555	477	577
Deferred income taxes	16	38	46
Other current liabilities	630	655	792

Total current liabilities	2,870	2,741	3,316

Long-term debt	1,427	1,524	1,844
Deferred income taxes	21	25	30
Other liabilities	568	634	767

Total liabilities	4,886	4,924	5,957

Shareholders’ equity:
Ordinary share capital	1,495	1,495	1,809
Additional paid-in capital	5,800	5,800	7,017
Accumulated deficit	(1,200)	(1,412)	(1,708)
Accumulated other comprehensive loss	(117)	(112)	(136)

Total shareholders’ equity	5,978	5,771	6,982

Total liabilities and shareholders’ equity	10,864	10,695	12,939

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Shareholders’ Equity (Unaudited)
For the nine months ended June 30, 2004 and 2005
(in millions, except for share data)

								Unrealized
	Issued				Foreign	Additional	Unrealized	gain/(loss)
	Ordinary shares		Additional		currency	minimum	gain/(loss)	on cash
			paid-in	Accumulated	translation	pension	on	flow
	Shares	Amount	capital	deficit	adjustment	liability	securities	hedge	Total

Balance as of October 1, 2003	720,880,604	1,442	5,573	(1,261)	(81)	(18)	11	—	5,666

Net income	—	—	—	17	—	—	—	—	17
Other comprehensive loss	—	—	—	—	(26)	—	(7)	—	(33)

Total comprehensive loss									(16)

Issuance of ordinary shares:
Settlement of redeemable interest	26,679,255	53	225	—	—	—	—	—	278
Deferred compensation, net	—	—	2	—	—	—	—	—	2

Balance as of June 30, 2004	747,559,859	1,495	5,800	(1,244)	(107)	(18)	4	—	5,930

Balance as of October 1, 2004	747,559,859	1,495	5,800	(1,200)	(122)	—	4	1	5,978

Net loss	—	—	—	(212)	—	—	—	—	(212)
Other comprehensive income (loss)	—	—	—	—	26	—	3	(24)	5

Total comprehensive loss									(207)

Issuance of ordinary shares:
Exercise of stock options	9,500	—	—	—	—	—	—	—	—

Balance as of June 30, 2005	747,569,359	1,495	5,800	(1,412)	(96)	—	7	(23)	5,771

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)
For the nine months ended June 30, 2004 and 2005

	June 30,	June 30,	June 30,
	2004	2005	2005

	(€ millions)	(€ millions)	($ millions)

Net income (loss)	17	(212)	(256)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	986	977	1,182
Deferred compensation	2	—	—
Provision for (recovery of) doubtful accounts	10	(3)	(4)
Gain on sale of marketable securities	(9)	(8)	(10)
Loss (gain) on sale of businesses	1	(38)	(46)
Loss (gain) on disposal of property, plant, and equipment	2	(6)	(7)
Equity in earnings of associated companies	(5)	(44)	(53)
Minority interests	(7)	(3)	(4)
Impairment charges	21	104	126
Deferred income taxes	(15)	51	62
Changes in operating assets and liabilities:
Trade accounts receivable	(228)	202	244
Inventories	39	35	42
Other current assets	196	(102)	(123)
Trade accounts payable	86	(99)	(120)
Accrued liabilities	13	(129)	(156)
Other current liabilities	88	4	5
Other assets and liabilities	92	60	73

Net cash provided by operating activities	1,289	789	955

Cash flows from investing activities:
Purchases of marketable securities available for sale	(1,749)	(2,002)	(2,422)
Proceeds from sale of marketable securities available for sale	1,993	2,471	2,989
Proceeds from sale of businesses	1	103	125
Investment in associated and related companies	(356)	(97)	(117)
Dividends received from equity investments	—	50	60
Purchases of intangible assets	(77)	(21)	(25)
Purchases of property, plant and equipment	(740)	(1,135)	(1,373)
Proceeds from sales of property, plant and equipment	19	45	54

Net cash used in investing activities	(909)	(586)	(709)

Cash flows from financing activities:
Net change in short-term debt	10	(20)	(24)
Net change in related party financial receivables and payables	69	(16)	(19)
Proceeds from issuance of long-term debt	—	145	175
Principal repayments of long-term debt	(261)	(49)	(59)
Proceeds from issuance of redeemable interests in associated company	—	22	27
Change in restricted cash	(97)	21	25
Proceeds from issuance of shares to minority interest	28	—	—

Net cash provided by (used in) financing activities	(251)	103	125

Effect of foreign exchange rate changes on cash and cash equivalents	(4)	4	5
Net increase in cash and cash equivalents	125	310	376
Cash and cash equivalents at beginning of period	969	608	735

Cash and cash equivalents at end of period	1,094	918	1,111

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

1.	Basis of Presentation
      The accompanying condensed consolidated financial statements of Infineon Technologies AG and its subsidiaries (“Infineon” or “the Company”) as of and for the three and nine months ended June 30, 2004 and 2005, have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Accordingly, certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. In the opinion of management, the accompanying financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows of the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full financial year. The accompanying financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2004. The accounting policies applied in preparing the accompanying condensed consolidated financial statements are consistent with those for the year ended September 30, 2004 (see note 2).
      The preparation of the accompanying condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.
      All amounts herein are shown in millions of euro (“€”) other than percentages, shares, per share amounts or where otherwise stated. The accompanying condensed consolidated balance sheet as of June 30, 2005, the condensed consolidated statements of operations for the three and nine months then ended, and the condensed consolidated statements of cash flows for the nine months then ended are also presented in U.S. dollars (“$”), solely for the convenience of the reader, at the rate of one euro = $1.2098, the U.S. Federal Reserve noon buying rate on June 30, 2005.

2.	Recent Accounting Pronouncements
      In June 2004, Emerging Issues Task Force (“EITF”) No. 03-1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,” was issued which includes new guidance for evaluating and recording other-than-temporary impairment losses on debt and equity securities accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and cost method investments, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. While the disclosure requirements for specified debt and equity securities and cost method investments are effective for annual periods ending after December 15, 2003, the Financial Accounting Standards Board (“FASB”) has directed the FASB staff to delay the effective date for the measurement and recognition guidance contained in EITF No. 03-1. This delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature. The Company does not expect the adoption of EITF No. 03-1 to have a material impact on its consolidated financial position or results of operations.
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4”, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage), requiring that such costs be recognized as current period charges and requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective for the Company’s financial year beginning October 1, 2005. The Company is currently evaluating the impact that SFAS 151 will have on its consolidated financial position and results of operations.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29”, which eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Company is required to adopt SFAS No. 153 for nonmonetary asset exchanges occurring on or after July 1, 2005 and its adoption is not expected to have a significant impact on the Company’s consolidated financial position or results of operations.
      In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share-Based Payments”. SFAS No. 123 (revised 2004) requires public entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the cost over the period during which an employee is required to provide service in exchange for the award. SFAS No. 123 (revised 2004) eliminates the alternative method of accounting for employee share-based payments previously available under Accounting Principles Board (“APB”) No. 25. The Securities and Exchange Commission issued guidance on April 14, 2005 announcing that public companies will now be required to adopt SFAS No. 123 (revised 2004) by their first financial year beginning after June 15, 2005. Accordingly, the Company will not be required to adopt SFAS No. 123 (revised 2004) prior to its first quarter of the 2006 financial year. The adoption of SFAS No. 123 (revised 2004) is not expected to have a significant effect on the Company’s consolidated financial position or cash flows but is expected to have an adverse effect on its results of operations, the exact amount of which is not currently determinable.

3.	Acquisitions
      In April 2001, we established the Infineon Technologies Flash joint venture (then called “Ingentix”) in which we held a 51 percent ownership interest with Saifun Semiconductors Ltd. (“Saifun”). In the 2003 financial year, we increased our ownership interest to 70 percent by contributing additional capital and converting existing shareholder loans to equity. The joint venture operates through two companies, Infineon Technologies Flash GmbH & Co. KG, located in Dresden, Germany, and Infineon Technologies Flash Ltd., located in Netanya, Israel. During December 2004, Saifun and Infineon modified their cooperation agreement. As a consequence, the Company consummated the acquisition of Saifun’s remaining 30 percent share in the Infineon Technologies Flash joint venture in January 2005 and was granted a license for the use of Saifun NROM® technologies, in exchange for $95 million to be paid in quarterly instalments over 10 years and additional purchase consideration primarily in the form of net liabilities assumed aggregating to €7 (see note 5). The assets acquired and liabilities assumed were recorded in the accompanying condensed consolidated balance sheet based upon their estimated fair values as of the date of the acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed amounted to €7 and was allocated to goodwill. The preliminary purchase price allocation may be adjusted within one year of the purchase date for changes in estimates of the fair value of assets acquired and liabilities assumed. The Company has

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
sole ownership and responsibility for the business and started to account for its entire financial results in the second quarter of the 2005 financial year (see note 14).

Acquisition Date	January 2005
Segment	Memory Products

Cash	1
Other current assets	16
Property, plant and equipment	4
Intangible assets — license	58
Goodwill	7
Other non-current assets	3

Total assets acquired	89

Current liabilities	(45)
Non-current liabilities (including debt)	(2)

Total liabilities assumed	(47)

Net assets acquired	42

4.	Divestitures
      On December 23, 2004 the Company agreed to sell its venture capital activities, reflected in the Other Operating Segment, to Cipio Partners, a venture capital company. Under the terms of the agreement, the Company sold its interest in Infineon Ventures GmbH including the majority of the venture investments held within. The transaction closed on February 23, 2005. As a result of the sale, the Company realized a gain before tax of €13 during the second quarter of the 2005 financial year, which was recorded in other non-operating income.
      On April 29, 2004, the Company entered into an agreement with Finisar Corporation (“Finisar”) to sell the fiber optics business, reflected in the Communication segment. The agreement was amended on October 11, 2004, pursuant to which the Company would receive 110 million shares in Finisar in exchange for its fiber optics business and financial assistance with restructuring measures to be taken in future periods. The final number of Finisar shares that the Company would receive would have been subject to adjustment for changes in working capital of the fiber optics business. Additionally, the agreement contained a three-year non-compete clause and limited the aggregate indemnification liability to 20% of the consideration paid by Finisar. The purchase agreement would be terminated by mutual consent if the transaction were not to be consummated by March 31, 2005.
      On January 11, 2005, the Company decided to terminate the agreement with Finisar dated October 11, 2004. On January 25, 2005, Finisar and the Company entered into a new agreement under which Finisar acquired certain assets of the Company’s fiber optics business. Under the terms of the new agreement, the Company received 34 million shares of Finisar’s common stock valued at €40 as consideration for the sale of inventory, fixed assets and intellectual property associated with the design and manufacture of fiber optic transceivers. The Company will also provide Finisar with contract manufacturing services under separate supply agreements for up to one year following the close. The transaction did not require shareholder or regulatory approval and closed on January 31, 2005. As a result of the transaction, the Company realized a gain before tax of €21 during the second quarter of the 2005 financial year, which was recorded in other operating income.
      On April 8, 2005, Infineon sold to VantagePoint Venture Partners its entire share interest in Finisar’s common stock. As a result of the sale, the Company recorded an other-than-temporary impairment of

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
€8 in other non-operating expense during the second quarter of the 2005 financial year, to reduce the investment’s carrying value to the net sale proceeds.
      The Company retained ownership of its remaining fiber optics businesses consisting of bi-directional fiber transmission (BIDI) components for Fiber-To-The-Home (FTTH) applications, parallel optical components (PAROLI) and plastic optical fiber (POF) components that are used in automotive applications which were reclassified from held for sale to held and used during the second quarter of the 2005 financial year, and were restructured. The reclassification of the retained fiber optic businesses into the held and used category was measured at the lower of their carrying amount before they were classified as held for sale, adjusted for depreciation expense that would have been recognized had the retained fiber optic businesses been continuously classified as held and used, or the fair value of the assets at January 25, 2005. Accordingly, the Company recognized an impairment charge of €34 in other operating expenses during the second quarter of the 2005 financial year.
      On April 7, 2005 the Company and Exar Corporation (“Exar”) entered into an agreement whereby Exar acquired for $11 million cash a significant portion of Infineon’s optical networking business unit. The acquisition included assets relating to multi-rate TDM framer products, Fiber Channel over SONET/ SDH, Resilent Packet Ring (RPR), as well as certain intellectual property for Data Over SONET products. As a result of the sale, the Company reclassified related non-current assets into assets held for sale during the second quarter of the 2005 financial year and reduced their carrying value to the net sale proceeds. The sale of the assets was consummated during the third quarter of the 2005 financial year.

5.	Licenses
      On November 10, 2004, the Company and ProMOS Technologies inc. (“ProMOS”) reached an agreement regarding ProMOS’ license of the Company’s previously transferred technologies, pursuant to which ProMOS may continue to produce and sell products using those technologies and to develop its own processes and products. The Company will have no continuing future involvement with the licensing of these products to ProMOS. As full consideration, ProMOS agreed to pay the Company $156 million in four instalments through April 30, 2006, against which the Company’s accrued payable for DRAM products from ProMOS of $36 million is to be offset. The parties agreed to withdraw their respective claims, including arbitration. The present value of the settlement amounted to €118 and was recognized as license income during the first quarter of the 2005 financial year.
      On March 18, 2005 the Company and Rambus Inc. (“Rambus”) reached an agreement settling all claims between them and licensing the Rambus patent portfolio for use in current and future Company products. Rambus granted to the Company a worldwide license to existing and future Rambus patents and patent applications for use in the Company’s memory products. In exchange for this worldwide license, the Company will pay $50 million in quarterly instalments of $6 million between November 15, 2005 and November 15, 2007. During the second quarter of the 2005 financial year, the Company recorded the license and corresponding liability in the amount of €37, representing the estimated present value of the minimum future license payments. After November 15, 2007, and only if Rambus enters into additional specified licensing agreements with certain other DRAM manufacturers, the Company would make additional quarterly payments which may accumulate up to a maximum of an additional $100 million. The agreement also provides the Company an option for acquiring certain other licenses. All licenses provide for the Company to be treated as a “most-favored customer” of Rambus. The Company has simultaneously granted to Rambus a fully-paid perpetual license for memory interfaces. In addition to the licenses, the two companies have agreed to the immediate dismissal of all pending litigation and have released each other from all existing legal claims.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      In connection with the acquisition of Saifun’s remaining 30 percent share in the Infineon Technologies Flash joint venture during January 2005, the Company was granted a license for the use of Saifun NROM® technologies (see note 3). During the second quarter of the 2005 financial year, the Company recorded the license of €58 and a corresponding liability in the amount of €58, representing the estimated fair value of the license and minimum future license payments, respectively. Infineon retained the option to terminate the entire license or parts thereof at any time without penalty. During the quarter ended June 30, 2005, Infineon exercised its termination option and cancelled the portion of the license encompassing NROM® Code Flash products. As a result of the partial termination, the license asset and related liability were reduced to €28 and €29, respectively, as of June 30, 2005.

6.	Restructuring
      During the second quarter of the 2005 financial year, the Company agreed upon restructuring measures aimed at reducing costs, including downsizing its workforce, and consolidating certain functions and operations. As part of the restructuring, the Company agreed upon plans to terminate approximately 350 employees. The terminations were primarily the result of the close down of fiber optics operations in Germany and the United States. It is expected that the terminations will be completed in the 2006 financial year.
      During the third quarter of the 2005 financial year, the Company agreed upon further measures to restructure its chip manufacturing within the manufacturing cluster Perlach, Regensburg and Villach. Production from Munich Perlach will largely be transferred to Regensburg and to a lesser extent to Villach. Manufacturing at Munich Perlach is expected to be phased out by early 2007 as numerous products are running out of their production life span. As part of the restructuring, the Company agreed upon plans to terminate approximately 640 employees. It is expected that the terminations will be completed in the 2007 financial year.
      In connection with these measures, restructuring charges of €30 and €55 were recognized during the three and nine months ended June 30, 2005, respectively.
      The development of the restructuring liability during the nine months ended June 30, 2005, is as follows:

	September 30,				June 30,
	2004				2005
		Reclass-	Restructuring
	Liabilities	ification	Charges	Payments	Liabilities

Employee terminations	10	2	53	(18)	47
Other exit costs	6	—	2	(2)	6

Total	16	2	55	(20)	53

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

7.	Income Taxes
      Income tax expense for the three and nine months ended June 30, 2004 and 2005 is as follows:

	Three months ended		Nine months ended
	June 30,		June 30,

	2004	2005	2004	2005

Current taxes:
Germany	(55)	(6)	(62)	(28)
Foreign	6	(3)	(24)	(7)

	(49)	(9)	(86)	(35)
Deferred taxes:
Germany	1	(5)	(21)	(42)
Foreign	14	(1)	36	(9)

	15	(6)	15	(51)

Income tax expense	(34)	(15)	(71)	(86)

      At June 30, 2005, the Company had tax loss carry-forwards of €2,067 (relating to both trade and corporate tax, plus an additional loss carry-forward applicable only to trade tax of €1,412), and tax credit carry-forwards of €94. Such tax loss and credit carry-forwards are mainly from German operations, are generally limited to use by the particular entity that generated the loss or credit and do not expire under current law. The benefit for tax credits is accounted for under the flow-through method when the individual legal entity is entitled to the claim.
      Pursuant to SFAS No. 109, the Company has assessed its deferred tax asset and the need for a valuation allowance. Such an assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management, with respect to, among other factors, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon the Company’s ability to generate the appropriate character of future taxable income sufficient to utilize loss carry-forwards or tax credits before their expiration. Since the Company had incurred a cumulative loss in certain tax jurisdictions over a three-year period as of June 30, 2005, the impact of forecasted future taxable income is excluded from such an assessment, pursuant to the provisions of SFAS No. 109. For these tax jurisdictions, the assessment was therefore only based on the benefits that could be realized from available tax strategies and the reversal of temporary differences in future periods.

8.	Earnings (loss) Per Share
      Basic earnings (loss) per share (“EPS”) is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is calculated by dividing net income by the sum of the weighted average number of ordinary shares outstanding plus all additional ordinary shares that would have been outstanding if potentially dilutive instruments or ordinary share equivalents had been issued.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      The computation of basic and diluted EPS for the three and nine months ended June 30, 2004 and 2005, is as follows (shares in million):

	Three months ended		Nine months ended
	June 30,		June 30,

	2004	2005	2004	2005

Numerator:
Net income (loss)	(56)	(240)	17	(212)
Denominator:
Weighted-average shares outstanding-basic	747.6	747.6	730.4	747.6
Effect of dilutive instruments	—	—	10.2	—

Weighted-average shares outstanding-diluted	747.6	747.6	740.6	747.6

Earnings (loss) per share (in euro):
Basic and diluted	(0.08)	(0.32)	0.02	(0.28)

      The weighted average of potentially dilutive instruments that were excluded from the diluted earnings (loss) per share computations, because the exercise price was greater than the average market price of the common shares during the period or were otherwise not dilutive include 25.9 million and 40.7 million of employee stock options for the three months ended June 30, 2004 and 2005, respectively, and 26.6 million and 39.2 million of employee stock options for the nine months ended June 30, 2004 and 2005, respectively. Additionally, 96.6 million and 86.5 million shares of common stock issuable upon the conversion of the subordinated convertible notes at June 30, 2004 and 2005, respectively, were not included in the computation of diluted earnings (loss) per share as their impact would have been antidilutive.
9.     Trade Accounts Receivable, net
      Trade accounts receivable, net at September 30, 2004 and June 30, 2005 consist of the following:

	September 30,	June 30,
	2004	2005

Third party — trade	879	743
Siemens group — trade (note 17)	206	153
Associated and Related Companies — trade (note 17)	12	12

Trade accounts receivable, gross	1,097	908
Allowance for doubtful accounts	(41)	(38)

Trade accounts receivable, net	1,056	870

10.     Inventories
      Inventories at September 30, 2004 and June 30, 2005 consist of the following:

	September 30,	June 30,
	2004	2005

Raw materials and supplies	84	88
Work-in-process	560	511
Finished goods	316	361

Inventories	960	960

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
11.     Long-term Investments, net
      On November 13, 2002, the Company entered into agreements with Nanya Technology Corporation (“Nanya”) relating to a strategic cooperation in the development of DRAM products and the foundation of a joint venture (Inotera Memories Inc. joint venture (“Inotera”), directly and indirectly through the Company’s investment in Hwa-Ken Investment Inc.) to construct and operate a 300-millimeter manufacturing facility in Taiwan. Pursuant to the agreements, the Company and Nanya had developed advanced 90-nanometer and are still developing 70-nanometer technology, the cost of which will be borne two-thirds by the Company and one-third by Nanya. The new 300-millimeter manufacturing facility is funded by Inotera and employs the technology developed under the aforementioned agreements to manufacture DRAM products and its capacity is anticipated to be completed in two phases. During the year ended September 30, 2004 Inotera completed the construction and started mass production. The second phase is anticipated to be completed in the 2006 financial year. The joint venture partners are obligated to each purchase one-half of the facility’s production based, in part, on market prices.
      The Company invested €342 in Inotera during the year ended September 30, 2004. During the nine months ended June 30, 2005, the Company invested an additional €83 in Inotera. At June 30, 2005, the Company’s direct and indirect ownership interest in Inotera was 45.9%.
      The Company recognized impairment charges related to certain investments for which the carrying value exceeded the fair value on an other-than-temporary basis, of €1 and €16 for the three months ended June 30, 2004 and 2005, respectively, and €21 and €18 for the nine months ended June 30, 2004 and 2005, respectively.
12.     Other Assets
      As a result of the combination of sustained negative cash flows and updated market expectations, the Company revised the forecasted returns for the Customer Premises Equipment (“CPE”) reporting unit within the Communication segment during the second quarter of 2005. Accordingly, the Company tested the reporting unit’s goodwill for impairment using a present value technique based on discounted estimated future cash flows pursuant to SFAS No. 142, “Goodwill and Other Intangible Assets”, and recognized an impairment charge of €12 in other operating expenses during the three months ended March 31, 2005 to reduce the reporting unit’s goodwill to its estimated fair value.
      During the third quarter of 2005, the Company reorganized its Wireless Infrastructure reporting unit within the Communication segment. In connection with the reorganization, the Company tested the reporting unit’s goodwill for impairment using a present value technique based on discounted estimated future cash flows pursuant to SFAS No. 142, and recognized an impairment charge of €2 in other operating expenses to reduce the reporting unit’s goodwill to its estimated fair value. The Company also concluded that sufficient indicators existed to require an assessment of whether the carrying values of certain other intangible assets in the Wireless Infrastructure, Short Range Wireless, and RF Engine reporting units within the Communication segment may not be recoverable. Recoverability of other intangible assets was measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by the assets. Impairments of €25 were recognized during the quarter ended June 30, 2005 in other operating expenses, representing the amount by which the carrying amount of the assets exceeded their fair value, measured by discounted estimated future cash flows.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
13.     Trade Accounts Payable
      Trade accounts payable at September 30, 2004 and June 30, 2005 consist of the following:

	September 30,	June 30,
	2004	2005

Third party — trade	969	865
Siemens group — trade (note 17)	61	59
Associated and Related Companies — trade (note 17)	68	99

Trade accounts payable	1,098	1,023

14.	Debt
      Debt at September 30, 2004 and June 30, 2005 consists of the following:

	September 30,	June 30,
	2004	2005

Short-term debt:
Loans payable to banks, weighted average rate 2.21%	53	51
Loans payable, weighted average rate 4.5%	18	—
Current portion of long-term debt	498	497
Capital lease obligations	2	—

Total short-term debt and current maturities	571	548

Long-term debt:
Convertible subordinated notes, 4.25%, due 2007	636	634
Convertible subordinated notes, 5.0%, due 2010	688	690
Loans payable to banks:
Unsecured term loans, weighted average rate 2.23%, due 2010-2013	69	172
Secured term loans, weighted average rate 1.75%, due 2006-2010	7	—
Notes payable to governmental entity, rate 2.08%, due 2027	27	28

Total long-term debt	1,427	1,524

      The loans payable representing working capital advances to the Company’s flash memory subsidiaries in the amount of €18 as of September 30, 2004 were waived as a result of the acquisition of the minority interest in the Company’s Flash joint Venture (see note 3).
      Included in unsecured term loans are a €50 and €8 credit facility relating to the expansion of the competence center for power semiconductors in Villach and an €80 credit facility relating to the expansion of the memory backend facilities in Porto, which were drawn during the nine months ended June 30, 2005.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      The Company has established independent financing arrangements with several financial institutions, in the form of both short and long-term credit facilities, which are available for anticipated funding purposes.

			As of June 30, 2005
	Nature of financial
	Institution	Purpose/intended	Aggregate
Term	Commitment	use	facility	Drawn	Available

		working capital,
short-term	firm commitment	guarantees	120	51	69

		working capital,
short-term	no firm commitment	cash management	327	—	327

long-term	firm commitment	working capital	731	—	731

long-term(1)	firm commitment	project finance	786	697	89

			1,964	748	1,216

(1)	Including current maturities.

15.	Stock-based Compensation

Stock Option Plans
      A summary of the Company’s stock option plans as of June 30, 2004 and 2005, respectively, and changes during the nine month periods then ended are presented below (options in millions, exercise prices in Euro):

	Nine months ended June 30,

	2004		2005

		Weighted-		Weighted-
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Outstanding at beginning of period	29.9	€25.56	36.0	€22.59
Granted	8.0	€12.37	6.6	€9.10
Exercised	—	—	—	—
Forfeited and expired	(1.3)	€25.00	(1.6)	€21.00

Outstanding at end of period	36.6	€22.73	41.0	€20.37

Exercisable at end of period	12.8	€41.55	19.2	€30.40

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      The following table summarizes information about stock options outstanding and exercisable at June 30, 2005 (options in millions, exercise prices in Euro):

	Outstanding			Exercisable

		Weighted-
		average	Weighted-		Weighted-
		remaining	average		average
	Number of	life	exercise	Number of	exercise
Range of exercise prices	options	(in years)	price	options	price

€5 - €10	16.6	5.19	€9.00	5.0	€8.93
€10 - €15	8.9	5.24	€12.42	0.6	€12.59
€15 - €20	0.2	4.09	€15.75	0.1	€15.75
€20 - €25	6.7	3.43	€23.70	5.0	€23.70
€25 - €30	0.1	3.26	€27.41	—	—
€40 - €45	4.2	1.71	€42.03	4.2	€42.03
€50 - €55	0.1	2.76	€53.26	0.1	€53.26
€55 - €60	4.2	2.41	€55.18	4.2	€55.18

Total	41.0	4.26	€20.37	19.2	€30.40

Fair value disclosures
      The Company applies APB Opinion 25 “Accounting for Stock Issued to Employees” and its related interpretations to account for stock-based compensation. SFAS No. 123 establishes an alternative to determine compensation expense based on the fair value of the stock options at the grant date calculated through the use of stock option pricing models. Stock option pricing models were developed to estimate the fair value of freely tradable, fully transferable stock options without vesting restrictions, which differ significantly from the stock options granted to the Company’s employees with their exercise restrictions. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company estimated the fair value of each stock option grant at the date of grant using a Black-Scholes option-pricing model based on a single-option valuation approach with forfeitures recognized as they occur.
      The following weighted-average assumptions were used for grants for the nine months ended June 30, 2004 and 2005:

	Nine months ended
	June 30,

	2004	2005

Weighted-average assumptions:
Risk-free interest rate	3.39%	2.80%
Expected volatility	59%	52%
Dividend yield	0%	0%
Expected life in years	4.50	4.50
Weighted-average fair value per option at grant date in euro	5.91	4.04
      If the Company had accounted for stock option grants and employee stock purchases under its plans according to the fair value method of SFAS No. 123, and thereby recognized compensation expense based on the above fair values over the respective option vesting periods, net income (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below,

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
pursuant to the provision of SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure”:

	Three months ended		Nine months ended
	June 30,		June 30,

	2004	2005	2004	2005

Net income (loss):
As reported	(56)	(240)	17	(212)
Deduct: Stock-based employee compensation expense included in reported net income (loss)	1	—	2	—
Add: Total stock-based employee compensation expense determined under fair value based method for all awards	(7)	(8)	(28)	(29)

Pro forma	(62)	(248)	(9)	(241)

Basic and diluted earnings (loss) per share in euro:
As reported	(0.08)	(0.32)	0.02	(0.28)
Pro forma	(0.08)	(0.33)	(0.01)	(0.32)

16.	Other Comprehensive Income (Loss)
      The changes in the components of other comprehensive income (loss) for the nine months ended June 30, 2004 and 2005 are as follows:

	Nine months ended
	June 30,

	2004	2005

Unrealized (loss) gain on securities
Unrealized holding gains	4	7
Reclassification adjustment for losses included in net income (loss)	(11)	(4)

Net unrealized (loss) gain	(7)	3
Unrealized losses on cash flow hedges	—	(24)
Foreign currency translation adjustment	(26)	26

Other comprehensive income (loss)	(33)	5
Accumulated other comprehensive loss — beginning of period	(88)	(117)

Accumulated other comprehensive loss — end of period	(121)	(112)

17.     Related Parties
      The Company has transactions in the normal course of business with Siemens group companies (“Siemens”) and with Related and Associated Companies (together, “Related Parties”). The Company purchases certain of its raw materials, especially chipsets, from, and sells certain of its products, to Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing cost plus a mark-up.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      Related Party receivables at September 30, 2004 and June 30, 2005 consist of the following:

	September 30,	June 30,
	2004	2005

Current:
Siemens group — trade	206	153
Associated and Related Companies — trade	12	12
Siemens group — financial and other	18	18
Associated and Related Companies — financial and other	49	66
Employee receivables	9	11

	294	260

Non-current:
Associated and Related Companies — financial and other	10	9
Employee receivables	2	22

	12	31

Total Related Party receivables	306	291

      Related Party payables at September 30, 2004 and June 30, 2005 consist of the following:

	September 30,	June 30,
	2004	2005

Siemens group — trade	61	59
Associated and Related Companies — trade	68	99
Associated and Related Companies — financial and other	2	2

Total Related Party payables	131	160

      Transactions with Related Parties for the three and nine months ended June 30, 2004 and 2005 are as follows:

	Three months ended		Nine months ended
	June 30,		June 30,

	2004	2005	2004	2005

Sales to Related Parties:
Siemens group companies	229	194	706	668
Associated and Related Companies	16	16	49	40

Total Sales to Related Parties	245	210	755	708

Purchases from Related Parties:
Siemens group companies	62	58	194	170
Associated and Related Companies	87	132	260	460

Total Purchases from Related Parties	149	190	454	630

18.	Pension Plans
      Information with respect to the Company’s pension plans for the three and nine months ended June 30, 2004 and 2005, respectively, is presented for German (“Domestic”) plans and non-German (“Foreign”) plans.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      The components of net periodic pension cost for the three and nine months ended June 30, 2004 and 2005, respectively, are as follows:

	Three months ended		Three months ended
	June 30, 2004		June 30, 2005

	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans

Service cost	(3)	(2)	(4)	(2)
Interest cost	(3)	(1)	(4)	(1)
Expected return on plan assets	2	1	3	1
Amortization of unrecognized actuarial losses	(1)	—	(1)	—

Net periodic pension cost	(5)	(2)	(6)	(2)

	Nine months ended		Nine months ended
	June 30, 2004		June 30, 2005

	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans

Service cost	(9)	(6)	(12)	(6)
Interest cost	(9)	(3)	(12)	(3)
Expected return on plan assets	6	3	9	3
Amortization of unrecognized actuarial losses	(3)	—	(3)	—

Net periodic pension cost	(15)	(6)	(18)	(6)

19.	Financial Instruments
      The Company periodically enters into derivatives, including foreign currency forward and option contracts as well as interest rate swap agreements. The objective of these transactions is to reduce the Company’s market risk of interest rate and exchange rate fluctuations to its foreign currency denominated net future cash flows. The Company does not enter into derivatives for trading or speculative purposes.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      The euro equivalent notional amounts in millions and fair values of the Company’s derivative instruments as of September 30, 2004 and June 30, 2005 are as follows:

	September 30,		June 30,
	2004		2005

	Notional	Fair	Notional	Fair
	amount	value	amount	value

Forward contracts sold
U.S. dollar	371	8	788	(11)
Japanese yen	4	—	—	—

Forward contracts purchased:
U.S. dollar	56	(1)	245	3
Japanese yen	55	—	43	—
Singapore dollar	29	—	17	—
Great Britain pound	4	—	5	—
Other currencies	5	—	1	—

Currency Options sold:
U.S. dollar	520	(16)	562	(30)

Currency Options purchased:
U.S. dollar	514	9	555	1

Cross currency interest rate swaps:
U.S. dollar	406	60	406	54

Interest rate swaps	1,442	29	1,442	20

Fair value, net		89		37

      At September 30, 2004 and June 30, 2005, all derivative financial instruments are recorded at fair value. Foreign exchange results for the three months ended June 30, 2004 and 2005 were a loss of €16 and a gain of €17, respectively, and were a loss of €12 and a gain of €17 for the nine months ended June 30, 2004 and 2005, respectively.

20.	Commitments and Contingencies

Litigation
      On September 15, 2004, the Company entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (“DOJ”) in connection with its ongoing investigation of alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, the Company agreed to plead guilty to a single count related to the pricing of DRAM products between July 1, 1999 and June 15, 2002. Under the terms of the agreement, the Company agreed to pay a fine of $160 million. The fine plus accrued interest is to be paid in equal annual instalments through 2009. On October 25, 2004 the plea agreement was accepted by the U.S. District Court for the Northern District of California. The matter has been therefore fully resolved between the Company and the DOJ, subject to the Company’s obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The wrongdoing charged by the DOJ was limited to six Original Equipment Manufacturer (“OEM”) customers that manufacture computers and servers. The Company has entered into settlement agreements with five of these OEM customers and is considering the possibility of a settlement

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
with the remaining OEM customer, who purchased a very small volume of DRAM-products from the Company.
      Subsequent to the commencement of the DOJ investigation, a number of purported class action lawsuits were filed against Infineon, its U.S. subsidiary and other DRAM suppliers. Sixteen cases were filed between June 2002 and September 2002 in the following federal district courts: one in the Southern District of New York, five in the District of Idaho, and ten in the Northern District of California. Each of the federal district court cases purports to be on behalf of a class of individuals and entities who purchased DRAM directly from the various DRAM suppliers during a specified time period commencing on or after October 1, 2001. The complaints allege price-fixing in violation of the Sherman Act and seek treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct. In September 2002, the Judicial Panel on Multi-District Litigation held a hearing and subsequently ordered that the foregoing federal cases be transferred to the U.S. District Court for the Northern District of California (San Francisco) for coordinated or consolidated pretrial proceedings as part of a Multi-District Litigation (“MDL”). In December 2004, with the permission of the U.S. District Court for the Northern District of California, the plaintiffs filed an amended complaint alleging that the unlawful conduct commenced on approximately July 1, 1999 and continued through at least June 30, 2002. The Company has reached settlement agreements with six direct customers besides those OEMs identified by the DOJ.
      Fifty-eight additional cases were filed between August 2, 2002 and July 12, 2005 in the following U.S. Federal and state courts: California (five in San Francisco County, one in Los Angeles County, one in Santa Clara County, one in Humboldt County, and two in the United States District Court Northern District of California, San Francisco Division), Massachusetts (two in Essex County, two in Middlesex County and one in Suffolk County), Florida (one in Broward County, one in Lee County, one in Miami Dade County and one in Collier County), West Virginia (one in Brooke County), Kansas (one in Johnson County and one in Bourbon County), Michigan (one in Wayne County), North Carolina (one in Mecklenburg County, one in Orange County and one in Guildford County), South Dakota (one in Pennington County and one in Minnehaha County), Arkansas (one in Hot Spring County), and Tennessee (three in Davidson County), Vermont (two in Chittenden County and one in Orange County), New York (one in New York County, one in Westchester County and one in Albany County), Minnesota (one in Hennepin County), Nebraska (one in Lancaster County), New Jersey (one in Hudson County and one in Camden County), North Dakota (one in Cass County), Ohio (one in Cuyahoga County), Wisconsin (one in Monroe County and one in Dane County), Maine (two in York County), Hawaii (one in Honolulu County), Iowa (one in Polk County), New Hampshire (one in Strafford County), Montana (one in Yellowstone County), Nevada (one in Clark County), Pennsylvania (one in Philadelphia County and one in the United States District Court Eastern District of Pennsylvania), New Mexico (one in Bernaillo County) and Arizona (two in Maricopa County). Each of these state cases and the three federal cases purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM during specified time periods commencing in or after 1999. The complaints allege violations of the Sherman Act, California’s Cartwright Act, unfair competition law and unjust enrichment and seek treble damages in unspecified amounts, restitution, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct. In response to a petition filed by one of the plaintiffs, a judge appointed by the Judicial Council of California subsequently ordered that the then-pending California state cases be coordinated for pretrial purposes and recommended that they be transferred to San Francisco County Superior Court for coordinated or consolidated pretrial proceedings. The Massachusetts Essex County, the North Carolina Mecklenburg County and the Florida Collier County and Broward County cases and all three of the Tennessee Davidson County cases were ordered transferred to the U.S. District Court for the Northern District of California (San Francisco) for coordinated and consolidated pretrial proceedings as part of the MDL described above. After this transfer, the plaintiffs dismissed the Massachusetts Essex County and

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
Florida Collier County cases. The Florida Broward County case and the North Carolina Mecklenburg County case were each subsequently remanded back to their state courts.
      In April 2003, the Company received a request for information from the European Commission (the “Commission”) to enable the Commission to assess the compatibility with the Commission’s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM products. The Company has reassessed the matter after its plea agreement with the DOJ and made an accrual as of September 30, 2004 for a probable minimum fine that may be imposed as a result of the Commission’s investigation. Any fine actually imposed by the Commission may be significantly higher than the reserve established, although the Company cannot more accurately estimate the amount of such actual fine. The Company is fully cooperating with the Commission in its investigation.
      In May 2004, the Canadian Competition Bureau advised the Company’s U.S. subsidiary that it and its affiliated companies are among the targets of a formal inquiry into alleged violations of the Canadian Competition Act in the DRAM industry. No compulsory process (such as subpoenas) has been commenced. The Company is cooperating with the Competition Bureau in its inquiry.
      In October 2004, a proposed class proceeding was commenced in the Canadian province of Quebec on behalf of indirect purchasers, who purchased products in Quebec from certain OEM customers which contained DRAM during the period from July 1999 to June 2002, seeking damages in unspecified amounts, investigation costs, interest and legal costs in respect of activities which are the subject of the Company’s September 15, 2004 plea agreement with the DOJ. In the period from December 2004 to February 2005, three other proposed class proceedings were commenced in the provinces of Ontario, Quebec, and British Columbia on behalf of all direct and indirect purchasers resident, respectively, in Canada (in the case commenced in the province of Ontario), the province of Quebec and British Columbia, who purchased DRAM or products which contained DRAM during the period from July 1999 to June 2002, seeking damages, punitive damages, investigation and administration costs, in unspecified amounts, interest and legal costs.
      Between September 30, 2004 and November 4, 2004 a total of seven securities class action complaints were filed against the Company in the U.S. District Court for the Northern District of California and the U.S. District Court for the Southern District of New York. The plaintiffs voluntarily dismissed New York cases, and on June 30, 2005 they filed a Consolidated Amended Complaint in California, effectively combining all the lawsuits into one. The Consolidated Amended Complaint alleges violations of the U.S. federal securities laws and seeks damages on behalf of a purported class of purchasers of Infineon Technologies AG publicly traded securities for the period from March 13, 2000 to July 19, 2004. The Company will vigorously defend against allegations of U.S. securities laws violations.
      In late 2002, MOSAID Technologies Inc. (“MOSAID”) alleged that the Company is violating 11 DRAM-related U.S. patents of MOSAID. In December 2002, the Company filed an action in the U.S. District Court for the Northern District of California seeking a declaratory judgment that the Company does not violate such patents. On February 7, 2003, MOSAID filed a counter-suit opposing the Company’s motion for declaratory judgment and seeking damages for the alleged patent infringement. On November 3, 2003 MOSAID announced that it has filed an amended counterclaim to add two new patents to its previous claims. This matter has since been consolidated under the federal multidistrict litigation rules with another lawsuit filed by MOSAID against Samsung in the U.S. District Court for the District of New Jersey. A Markman hearing on the patent claim construction was held at the end of January 2004 and a decision on the claim construction was issued on March 23, 2004. On April 1, 2005, the U.S. District Court issued a summary judgement order finding that Infineon’s products did not infringe most of MOSAID’s asserted claims, leaving the infringement of only two patent claims in one patent still to be determined. A trial will likely be scheduled in the U.S. District Court for the Northern

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
District of California some time in late 2005 or 2006. On April 6, 2005, MOSAID filed an additional lawsuit in the U.S. District Court for the Eastern District of Texas, alleging that the Company’s DRAM products infringe one or more claims of three MOSAID patents. The Company intends to vigorously defend itself against MOSAID’s claims.
      On March 5, 2005, Tessera Inc. (“Tessera”) filed a lawsuit in the U.S. District Court for the Eastern District of Texas, alleging that the Company’s products having ball grid array packages infringe five Tessera patents. On April 13, 2005, Tessera amended its complaint to allege that Infineon and Micron violated U.S. antitrust law, Texas unfair competition law, and Texas business tort law by conspiring to harm the sale of Rambus DRAM, thereby injuring Tessera’s ability to sell chip packaging for RDRAM chips. The Company intends to vigorously defend itself against Tessera’s claims.
      Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount or the range cannot be estimated, the minimum amount is accrued. As June 30, 2005, the Company had accrued liabilities in the amount of €179 related to the antitrust investigations and related civil claims described above. As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material impact on the Company’s results of operations and financial position.
      An adverse final resolution of the antitrust investigations or related civil claims or the securities class action lawsuits described above could result in substantial financial liability to, and other adverse effects upon the Company, which would have a material adverse effect on its business, results of operations and financial condition. Irrespective of the validity or the successful assertion of the above-referenced claims, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on its results of operations or financial condition or cash flows.
      An adverse final resolution in the MOSAID or Tessera lawsuits could result in significant financial liabilities to, and other adverse effects upon, the Company, which would have a material adverse effect on the Company’s business, results of operations and financial condition.
      The Company is subject to various other lawsuits, legal actions, claims and proceedings related to products, patents and other matters incidental to its businesses. The Company has accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company’s financial position, although the final resolution of such matters could have a material effect on the Company’s results of operations or cash flows in the year of settlement.
      In connection with the Company’s formation, Siemens retained certain facilities located in the U.S. and certain related environmental liabilities. Businesses contributed to the Company by Siemens have conducted operations at certain of these facilities and, under applicable law, could be required to contribute to the environmental remediation of these facilities despite their retention by Siemens. Siemens has provided guarantees to certain third parties and governmental agencies, and all involved parties have recognized Siemens as the responsible party for all applicable sites. No assessments have been made of the extent of environmental remediation, if any, that could be required, and no claims have been made against the Company in this regard. The Company believes its potential exposure, if any, to liability for remediating the U.S. facilities retained by Siemens is therefore low.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

Other Contingencies
      On December 23, 2003, the Company entered into a long-term operating lease agreement with MoTo Objekt Campeon GmbH & Co. KG (“MoTo”) to lease an office complex that is to be constructed by MoTo south of Munich. The office complex will enable the Company to locate the majority of its employees, who are currently situated in various locations throughout Munich, in one central physical working environment. MoTo is responsible for the construction, which is expected to be completed in the second half of calendar year 2005. The Company has no obligations with respect to financing MoTo and has provided no guarantees related to the construction. Upon completion, the complex will be leased for a period of 20 years. After year 15, the Company has a non-bargain purchase option to acquire the complex or otherwise continue the lease for the remaining period of five years. Pursuant to the agreement, the Company placed a rental deposit of €75 in escrow, which is included in restricted cash as of June 30, 2005, and cannot be utilized by the lessor prior to occupation. Lease payments are subject to limited adjustment based on specified financial ratios related to the Company. The agreement will be accounted for as an operating lease, in accordance with SFAS No. 13, “Accounting for Leases”, with monthly lease payments expensed on a straight-line basis over the lease term. The agreement is subject to various conditions prior to commencement of the lease.
      The Company has received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized upon the attainment of specified criteria. Certain of these grants have been received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is committed to maintaining these requirements. Nevertheless, should such requirements not be met, as of June 30, 2005, a maximum of €459 of these subsidies could be refundable.
      The Company has guarantees outstanding to external parties of €464 as of June 30, 2005. In addition, the Company, as parent company, has in certain customary circumstances guaranteed the settlement of certain of its consolidated subsidiaries’ obligations to third parties. Such obligations are reflected as liabilities in the consolidated financial statements by virtue of consolidation. As of June 30, 2005, such inter-company guarantees, principally relating to certain consolidated subsidiaries’ third-party debt, aggregated €2,054, of which €1,340 relate to the convertible notes issued.

21.	Operating Segment and Geographic Information
      The Company has reported its operating segment and geographic information in accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”.
      Effective January 1, 2005, the Company simplified its organization to create shorter and faster decision paths across the entire Company, a stronger customer orientation, as well as greater efficiency and flexibility. The Mobile business and Wireline Communication segment have been combined into the new Communication segment to align the Company’s structure with market developments. At the same time, the security and chip card activities and the ASIC & Design Solutions business have been integrated into the extended Automotive, Industrial and Multimarket segment. The Company reported its results of operations under this new organizational structure starting with the second quarter of the 2005 financial year. The results of operations of periods prior to the second quarter of the 2005 financial year have been reclassified to be consistent with the revised reporting structure and presentation, as well as to facilitate analysis of current and future operating segment information.
      As a result, the Company now operates primarily in three major operating segments, two of which are application focused: Automotive, Industrial and Multi-Market, and Communication; and one of which is product focused: Memory Products. Further, certain of the Company’s remaining activities for product lines sold, for which there are no continuing contractual commitments subsequent to the divestiture

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
date, as well as new business activities also meet the SFAS No. 131 definition of an operating segment, but do not meet the requirements of a reportable segment as specified in SFAS No. 131. Accordingly, these segments are combined and disclosed in the “Other Operating Segments” category pursuant to SFAS No. 131.
      The following tables present selected segment data for the three and nine months ended June 30, 2004 and 2005:

	Three months ended		Nine months ended
	June 30,		June 30,

	2004	2005	2004	2005

Net sales
Automotive, Industrial and Multimarket	669	625	1,832	1,890
Communication	419	314	1,223	1,060
Memory Products	811	659	2,119	2,058
Other Operating Segments	1	3	8	10
Corporate and Reconciliation	8	5	20	10

Total	1,908	1,606	5,202	5,028

EBIT
Automotive, Industrial and Multimarket	74	23	162	107
Communication	2	(88)	29	(249)
Memory Products	(50)	(125)	20	88
Other Operating Segments	(9)	(1)	(40)	8
Corporate and Reconciliation	(15)	(43)	(28)	(94)

Total	2	(234)	143	(140)

      Certain items are included in corporate and reconciliation and are not allocated to the segments, consistent with the Company’s internal management reporting. These include certain corporate headquarters’ costs, certain incubator and early stage technology investment costs, non-recurring gains and specific strategic technology initiatives. Additionally, restructuring charges are included in corporate and reconciliation and not allocated to the segments for internal or external reporting purposes, since they arise from corporate directed decisions not in direct control of segment management. Furthermore, legal costs associated with intellectual property and product matters are recognized by the segments when paid, which can differ from the period originally recognized by corporate and reconciliation. For the three months ended June 30, 2004 and 2005 corporate and reconciliation includes unallocated excess capacity costs of €6 and €2, respectively, and restructuring charges of €5 and €30, respectively. For the nine months ended June 30, 2004 and 2005 corporate and reconciliation includes unallocated excess capacity costs of €30 and €10, respectively, and restructuring charges of €15 and €55, respectively.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)
      The following is a summary of operations by geographic area for the three and nine months ended June 30, 2004 and 2005:

	Three months ended		Nine months ended
	June 30,		June 30,

	2004	2005	2004	2005

Net sales
Germany	423	322	1,260	1,037
Other Europe	346	298	908	916
North America	420	382	1,114	1,083
Asia/ Pacific	593	498	1,606	1,648
Japan	102	76	254	242
Other	24	30	60	102

Total	1,908	1,606	5,202	5,028

      Revenues from external customers are based on the customers’ billing location. Except for sales to Siemens, which are discussed in note 17, no single customer accounted for more than 10% of the Company’s sales during the three and nine months ended June 30, 2004 and 2005. Sales to Siemens are made primarily by the logic product segments.
      The Company defines EBIT as earnings before interest and taxes. The Company’s management uses EBIT, among other measures, to establish budgets and operational goals, to manage the Company’s business and to evaluate its performance. The Company reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its separate business segments.
      EBIT is determined as follows from the condensed consolidated statements of operations, without adjustment to the U.S. GAAP amounts presented:

	Three months ended		Nine months ended
	June 30,		June 30,

	2004	2005	2004	2005

Net income (loss)	(56)	(240)	17	(212)
Adjust: Income tax expense	34	15	71	86
Interest expense (income), net	24	(9)	55	(14)

EBIT	2	(234)	143	(140)

SUPPLEMENTARY INFORMATION (UNAUDITED)
Gross and Net Cash Position
      Infineon defines gross cash position as cash and cash equivalents and marketable securities, and net cash position as gross cash position less short and long-term debt. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for U.S. GAAP purposes are not considered to be “cash”, it reports its gross cash position to provide investors with an understanding of the Company’s overall liquidity. The gross and net cash position is determined as follows from the condensed consolidated balance sheets, without adjustment to the U.S. GAAP amounts presented:

	September 30,	June 30,
	2004	2005

Cash and cash equivalents	608	918
Marketable securities	1,938	1,466

Gross Cash Position	2,546	2,384

Less: Short-term debt	571	548
Long-term debt	1,427	1,524

Net Cash Position	548	312

Free Cash Flow
      Infineon defines free cash flow as cash flow from operating and investing activities excluding purchases or sales of marketable securities. Since Infineon holds a substantial portion of its available monetary resources in the form of readily available marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. Free cash flow is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. Free cash flow is determined as follows from the condensed consolidated statements of cash flows, without adjustment to the U.S. GAAP amounts presented:

	Three months ended		Nine months ended
	June 30,		June 30,

	2004	2005	2004	2005

Net cash provided by operating activities	506	202	1,289	789
Net cash used in investing activities	(34)	(494)	(909)	(586)
There of: Purchase (sale) of marketable securities, net	(326)	280	(244)	(469)

Free cash flow	146	(12)	136	(266)

Backlog
      Most standard products, such as memory products, are not ordered on a long-term, fixed-price contract basis due to changing market conditions. It is common industry practice to permit major customers to change the date on which products are delivered or to cancel existing orders. For these reasons, the Company believes that the backlog at any time of standard products such as memory products is not a reliable indicator of future sales. Orders for customized logic products vary depending on customer needs and industry conditions, capacity and demand, while more customers request logistics agreements based on rolling forecasts. As a result, the Company does not place too much reliance on backlog to manage its business and does not use it to evaluate performance. Due to possible changes in customer delivery schedules, cancellation of orders and potential delays in product shipments, the Company’s backlog as of any particular date may not be indicative of actual sales for any later period.
Dividends
      The Company has not declared or paid any dividend during the nine months ended June 30, 2005.
Employees
      As of June 30, 2005, Infineon had approximately 36,200 employees worldwide, including approximately 7,300 engaged in Research and Development.
Management Board
      On July 16, 2005 the member of the Management Board of Infineon Technologies AG, Dr. Andreas von Zitzewitz, resigned from his position with immediate effect. The Supervisory Board accepted the resignation of Dr. Andreas von Zitzewitz.
      On July 28, 2005, the Supervisory Board of Infineon Technologies AG approved a reorganization of the responsibilities within the Management Board and the appointment of Prof. Dr. Hermann Eul. Kin Wah Loh, member of the Management Board and until present responsible for the Communication segment, will assume responsibility for the Memory Products segment. Professor Eul, until present Group Vice President and General Manager of the Communication segment is appointed Deputy Management Board member and in this capacity he will take over the responsibilities of Kin Wah Loh.
Market for ordinary shares
      The Company’s ordinary shares are listed on the New York Stock Exchange (NYSE) and the Company is one of the Dax 30 companies listed on the Frankfurt Stock Exchange (FSE). The Company’s shares are traded under the symbol “IFX”.

      Relative performance of the IFX shares since October 1, 2002 (based on Xetra daily closing prices, indexed on September 30, 2002) is as follows:
      Infineon share price performance and key data for the three and nine months ended June 30, 2004 and 2005 were as follows:

	Three months ended June 30,				Nine months ended June 30,

	2004	2005	+/-		2004	2005	+/-

DAX
Beginning of the period	3,924.85	4,373.53	11%		3,329.83	3,994.96	20%
High	4,134.10	4,627.48	12%		4,151.83	4,627.48	11%
Low	3,754.37	4,178.10	11%		3,276.64	3,854.41	18%
End of the period	4,052.73	4,586.28	13%		4,052.73	4,586.28	13%
IFX closing prices in euros (Xetra)
Beginning of the period	12.08	7.43	(38%	)	11.29	8.49	(25%	)
High	12.89	7.95	(38%	)	13.65	9.00	(34%	)
Low	10.14	6.43	(37%	)	10.14	6.43	(37%	)
End of the period	11.04	7.72	(30%	)	11.04	7.72	(30%	)
IFX closing prices in U.S. dollars (NYSE)
Beginning of the period	14.94	9.50	(36%	)	13.27	10.63	(20%	)
High	15.74	9.60	(39%	)	15.87	11.74	(26%	)
Low	12.17	8.40	(31%	)	12.17	8.40	(31%	)
End of the period	13.60	9.25	(32%	)	13.60	9.25	(32%	)

Financial Calendar

Financial Period	Period end date	Results press release
Financial year	September 30, 2005	November 11, 2005
Publication date: August 2, 2005
Contact information
Infineon Technologies AG
Investor Relations and Financial Communications
P.O. Box 80 09 49
81609 Munich, Germany
Phone: +49 89 234-26655
Fax: +49 89 234-9552987
E-Mail: investor.relations@infineon.com
      Visit http://www.infineon.com/investor for an electronic version of this report and other information.

Risk Factors
      As a company, we face numerous risks incidental to our business. We face risks that are inherent to companies in the semiconductor industry, as well as operational, financial and regulatory risks that are unique to us. Risks relating to the semiconductor industry include the cyclical nature of the market, which suffers from periodic downturns and industry overcapacity. Our production related risks include the ability to ramp new products, the need to match our production capacity with demand and to avoid interruptions in manufacturing and supplies. We may be exposed to claims from others that we infringe their intellectual property rights or that we are liable for damages under warranties. We are the subject of governmental antitrust investigations and civil claims related to those antitrust investigations. Financial risks include our need to have access to sufficient capital and governmental subsidies. Our regulatory risks include potential claims for environmental remediation. We face numerous risks due to the international nature of our business, including volatility in foreign countries and exchange rate fluctuations.
      These and other material risks that we face are described in detail in the “Risk Factors” section of our Annual Report on Form 20-F, which we have filed with the U.S. Securities and Exchange Commission. A copy of our most recent Form 20-F is available at the Investor Relations section of our website http://www.infineon.com/investor, as well as on the SEC’s website, http://www.sec.gov.
      We encourage you to read the detailed description of the risks that we face in our Form 20-F. The occurrence of one or more of the events described in the Risk Factors section of the Form 20-F could have a material adverse effect on our company and our results of operations, which could result in a drop in our share price.

Forward-looking Statements
      This quarterly report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements.
      These forward-looking statements include statements relating to future developments of the world semiconductor market, especially the market for memory products, Infineon’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the transitioning of our production processes to smaller structures, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, and our ability to achieve our cost savings and growth targets. These statements are based on current plans, estimates and projections, and you should not place too much reliance on them.
      These forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading ”Risk Factors” in the Infineon Form 20-F annual report.